                              (CANWEST GLOBAL LOGO)

                                  NEWS RELEASE

For Immediate Release
April 6, 2004

                  CANWEST'S AUSTRALIAN OPERATIONS REPORT RECORD
                    RESULTS FOR THE FIRST HALF OF FISCAL 2004

      Increase in market share pushes Network TEN's revenues and EBITDA to all-time high

WINNIPEG: CanWest Global Communications Corp. announced today that The TEN Group pty Limited, the company which owns its Australian television and out-of-home advertising operations, reported consolidated revenues of A$416 million for the six-month period ended February 29, 2004, an increase of 17% from the A$355 million recorded for the same period last year. EBITDA of A$157 million, was up 37% compared to the A$115 million for the same six-month period last year. CanWest holds a 56.6% economic interest in Network TEN.

Nick Falloon, the Executive Chairman of TEN, said "a combination of TEN's rising ad market share, now more than 30%, coupled with a strong television advertising market allowed TEN to achieve these record interim results". Falloon pointed out that TEN's success continues to be built upon its ability to deliver its target demographic of 16 to 39 year old Australians to the country's advertisers. "Also instrumental in TEN's success has been our ability to deliver, in ratings, revenue and production terms, some of the biggest events on Australian television during the first half of the year."

TEN's television performance was achieved on a well-balanced program schedule that included big broadcast events such as Big Brother, Australian Idol and the AFL Finals, which have all been ratings and revenue leaders. Television revenue increased by 18% to A$377 million and television EBITDA to A$150 million an increase of 34% over the corresponding period last year.

Eye Corp., TEN's out-of-home advertising operation also made significant improvements over the first half of the year. EBITDA grew by more than 160% to A$7 million from less than A$3 million for the corresponding period the previous year. EBITDA performance by Eye Corp. was accomplished on a 4.4% increase in revenue, reflecting its management's success in reducing operating costs and its decisions to exit or restructure unprofitable concessions.

Leonard Asper, CanWest's President and CEO, commended the management team at TEN for the stellar performance of the Australian operations over the first half of the fiscal year, again delivering television industry-leading financial results, as well as significant ratings gains in the 25-54 year old demographic, and noted that these excellent results should continue for the balance of the fiscal year. Asper added, "The significant improvement in EBITDA at Eye Corp. shows that the management changes implemented by TEN last year are clearly on the right track."

CanWest received distributions in interest and dividends of A$103 million from Network TEN in January of this year. An interim dividend from TEN is expected to be declared in June and paid in July of this year.

This news release contains comments or forward-looking statements that are based largely on the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A; www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, radio networks and web sites in Canada, New Zealand, Australia, Ireland and the United Kingdom. The Company's program production and distribution division operates in several countries throughout the world.

                                      -30-

For further information contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841